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			U.S. SECURITIES AND EXCHANGE COMMISSION
					Washington, D. C. 20549
						   FORM 3
			INITIAL STATEMENT OF BENEFICIAL OWNERSHIP


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
	Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person
	<<Wagner, Geoffrey P., 6600 S.W. 92nd Avenue, Suite 370, Portland,
	OR 97223>>
	(Last),	(First)	(Middle),	(Street),		(City)	(State)	(Zip)

2.	Date of Event Requiring Statement (Month/Day/Year) <<3/31/99>>

3.	IRS or Social Security Number of Reporting Person (Voluntary) ________

4.	Issuer Name and Ticker or Trading Symbol  <<Omnis Technology
	Corporation (OMNS)>>

5.	Relationship of reporting person to issuer
	(Check all applicable)

	<<X>> Director			<<X>> 10% Owner

	<<X>> Officer (give		____ Other (specify
           title below)			  below)
				<<Secretary>>

6.	If Amendment, Date of Original (Month/Day/Year)
______________________

7.	Individual or Joint/Group Filing (Check Applicable line)

	_____ Form filed by one Reporting Person

	<<X>> Form filed by More than One Reporting Person

											Page 1 of 5 Pages

FORM 3 (continued)								Page 2 of 5 Pages

Table I - Non-Derivative Securities Beneficially Owned


1.	Title of Security <<Common Stock>>

2.	Amount of Securities Beneficially Owned (Instr. 4) <<1,420,000(1)>>

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)  <<D(1)>>

4.	Nature of Indirect Beneficial Ownership (Instr. 5)
____________________

___________________________________________________________________________



1.	Title of Security <<Common Stock>>

2.	Amount of Securities Beneficially Owned (Instr. 4) <<850,000(2)>>

3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)  <<D(2)>>

4.	Nature of Indirect Beneficial Ownership (Instr. 5)
____________________



Reminder:	Report on a separate line for each class of
		securities beneficially owned directly or indirectly.	(Over)

* If the form is filed by more than one reporting person,
  see Instruction 5(b)(v).							SEC 1473 (7-96)

FORM 3 (continued)								Page 3 of 5 Pages

Table II -	Derivative Securities Beneficially Owned
		(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security
___________________________________________

2.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable				Expiration Date
	____________________			________________________

3.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 4)

	Title ________________________	Amount or Number of Shares	__________

4.	Conversion or Exercise Price of Derivative Security 	_______________

5.	Ownership Form of Derivative Security:
	Direct (D) or Indirect (I) (Instr. 5)			____________________

6.	Nature of Indirect Beneficial Ownership (Instr. 5)
	______________________________________________________________________
___________________________________________________________________________

Explanation of Responses:

(1)	Owned by Rockport Group, L.P. ("Rockport").  Also owned indirectly by
Geoffrey P. Wagner ("Wagner"), as the general partner of Rockport. Wagner disclaims beneficial ownership of the securities reported except to the extent of Wagner's pecuniary interest in those securities. Wagner is also the Secretary and a director of the Issuer.

(2)	Owned by RCJ Capital Partners, L.P.  Also owned indirectly by
Rockport, as the general partner of RCJ, and by Wagner, as the general partner of Rockport. Rockport and Wagner disclaim beneficial ownership of the securities reported except to the extent of their respective pecuniary interests in those securities. Wagner is also the Secretary and a director of the Issuer.


						/s/ Geoffrey P. Wagner			4/9/99
						Geoffrey P. Wagner				 Date



**	Intentional misstatements or omissions of facts constitute
	Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
	 If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 3 (continued)								Page 4 of 5 Pages


						CONFIRMING STATEMENT

This Statement confirms that the undersigned has authorized and designated Geoffrey P. Wagner ("Wagner") to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Omnis Technology Corporation ("Omnis"). The authority of Wagner under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Omnis, unless earlier revoked in writing. The undersigned acknowledges that Wagner is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date:  April 9, 1999


							RCJ CAPITAL PARTNERS, L.P.

							By:	Rockport Group, L.P.
								General Partner


								By:	/s/ Geoffrey P. Wagner
									Geoffrey P. Wagner
									General Partner


							ROCKPORT GROUP, L.P.


							By:	/s/ Geoffrey P. Wagner
								Geoffrey P. Wagner
								General Partner

FORM 3 (continued)								Page 5 of 5 Pages

						JOINT FILER INFORMATION

Name:					Rockport Group, L.P.
						6600 S.W. 92nd Avenue
						Suite 370
						Portland, OR 97223

Designated Filer:			Geoffrey P. Wagner

Issuer & Ticker Symbol:		Omnis Technology Corporation (OMNS)

Date of Event Requiring Statement:	3/31/99



Signature:			ROCKPORT GROUP, L.P.


				By:	/s/ Geoffrey P. Wagner
					Geoffrey P. Wagner
					General Partner


Name:					RCJ Capital Partners, L.P.
						6600 S.W. 92nd Avenue
						Suite 370
						Portland, OR 97223

Designated Filer:			Geoffrey P. Wagner

Issuer & Ticker Symbol:		Omnis Technology Corporation (OMNS)

Date of Event Requiring Statement:	3/31/99


Signature:			RCJ CAPITAL PARTNERS, L.P.

				By:	Rockport Group, L.P.
					General Partner


					By:	/s/ Geoffrey P. Wagner
						Geoffrey P. Wagner
						General Partner



4110/001/1039373